UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 3, 2016

QUINTILES TRANSNATIONAL HOLDINGS INC.

(Exact name of registrant as specified in its charter)

North Carolina	001-35907	27-1341991
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4820 Emperor Blvd. Durham, North Carolina		27703
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (919) 998-2000

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On May 3, 2016, Quintiles Transnational Holdings Inc., a North Carolina corporation (“Quintiles”), and IMS Health Holdings, Inc., a Delaware corporation (“IMS Health”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions of the Merger Agreement, Quintiles and IMS Health have agreed that IMS Health will merge with and into Quintiles, with Quintiles continuing as the surviving corporation (the “Surviving Corporation”), and the separate corporate existence of IMS Health ceasing (the “Merger”). The Surviving Corporation will operate under the name Quintiles IMS Holdings, Inc., and its stock, including shares to be issued in the Merger, will trade on the New York Stock Exchange (the “NYSE”) under the symbol “Q.” Immediately prior to the completion of the Merger, Quintiles will convert to a Delaware corporation (the “Conversion”).

Upon completion of the Merger, each share of common stock (“IMS Health Common Stock”), par value $0.01 per share, of IMS Health issued and outstanding immediately prior to the closing will automatically be converted into the right to receive 0.3840 shares of common stock of the Surviving Corporation, and IMS Health stock options and other equity awards will be converted into stock options and equity awards with respect to the common stock of the Surviving Corporation, after giving effect to the exchange ratio. Upon completion of the Merger, IMS Health stockholders will own approximately 51.4% of the Surviving Corporation on a fully-diluted basis, and Quintiles stockholders will own approximately 48.6% of the Surviving Corporation on a fully-diluted basis.

Upon completion of the Merger, Ari Bousbib, IMS Health’s current Chief Executive Officer, will serve as Chief Executive Officer and Chairman of the board of directors of the Surviving Corporation (the “Surviving Corporation Board”). Thomas H. Pike, the Quintiles’ current Chief Executive Officer, will serve as Vice Chairman. The Surviving Corporation Board will consist of 12 individuals, (i) six of whom will be designated by the Quintiles board of directors, of whom one will be Mr. Pike and one will be Dr. Dr. Dennis B. Gillings, CBE (“Dr. Gillings”), who will serve as Lead Director and (ii) six of whom will be designated by the IMS Health board of directors, of whom one will be Mr. Bousbib. Pursuant to the bylaws of the Surviving Corporation, the foregoing governance structure will be maintained, with any vacancy resulting from the departure of a former IMS Health director or a former Quintiles director filled by the continuing IMS Health directors or the continuing Quintiles directors, respectively, until the earlier of (x) the second annual meeting following the completion of the merger or (y) such time when 2/3 of the Surviving Corporation Board votes to change the structure.

The completion of the Merger is subject to the satisfaction or waiver of certain conditions, including (i) requisite approval of the holders of Quintiles and IMS Health common stock; (ii) the expiration or earlier termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and expiration of any applicable waiting period or approval required, under any other domestic or foreign antitrust laws; (iii) the approval to list the common stock of the Surviving Corporation on the NYSE; (iv) the absence of any law or order prohibiting the Merger; (v) effectiveness of the registration statement on Form S-4 used to register the common stock of the Surviving Corporation; (vi) the Shareholders Agreement and letter agreements described below remaining in full force and effect; and (vii) the effective time of the Conversion having occurred. In addition, each of Quintiles’ and IMS Health’s obligations to complete the Merger is subject to certain other conditions, including (a) subject to the standards set forth in the Merger Agreement, the accuracy of the representations and warranties of the other party, (b) compliance of the other party with its covenants in all material respects; (c) delivery of customary opinions from counsel to IMS Health and counsel to Quintiles that the Merger will qualify for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended and (d) the absence of a material adverse effect on the other party.

The Merger Agreement contains customary representations, warranties and covenants by IMS Health and Quintiles. IMS Health and Quintiles have agreed, among other things, subject to certain exceptions, not to (i) directly or indirectly solicit, initiate, endorse, knowingly encourage or take any action to knowingly facilitate any inquiry, proposal or offer with respect to specified alternative transactions, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with, such an inquiry, proposal or offer, (iii) terminate, waive, amend, release or modify any standstill or similar obligation, or (iv) enter into any letter of intent, memorandum of understanding or agreement with respect to an alternative proposal. In addition, certain covenants require each of the parties to use, upon the terms and subject to the conditions of the Merger Agreement, their reasonable best efforts to cause the Merger to be consummated as promptly as practicable. The Merger Agreement also requires each of IMS Health and Quintiles to call and hold stockholders’ meetings and, subject to certain exceptions, requires the board of directors of each of IMS Health and Quintiles to recommend approval of the Merger.

The Merger Agreement may be terminated by mutual written consent of Quintiles and IMS Health. The Merger Agreement also contains certain termination rights, including, among others, the right of either party to terminate if (i) the Merger shall not have become effective by March 31, 2017, (ii) the consummation of the Merger has been enjoined or prohibited, (iii) Quintiles and/or IMS Health stockholder approvals are not obtained, (iii) the other party breaches its representations and covenants and such breach would result in the closing conditions not being satisfied, (iv) such party enters into a definitive agreement with respect to a superior alternative transaction (subject to payment of the termination fee to the other party as described below) or (v) the board of directors of the other party makes an adverse change in its recommendation with respect to stockholder adoption of the Merger Agreement. The Merger Agreement further provides that upon termination of the Merger Agreement under specified circumstances, including termination of the Merger Agreement by IMS Health or Quintiles as a result of an adverse change in the recommendation of the other party’s board of directors, or in order to enter into a definitive agreement with respect to a superior alternative transaction, IMS Health may be required to pay Quintiles a termination fee of $250 million, or Quintiles may be required to pay IMS Health a termination fee of $250 million, as applicable. If the Merger Agreement is terminated by a party as a result of the other party’s failure to obtain stockholder approval, or the other party’s breach of its representations and covenants and such breach would result in the closing conditions not being satisfied, then the non-terminating party will be required to reimburse the terminating party for its out-of-pocket fees and expenses incurred in connection with the Merger Agreement and related transactions, up to $15 million.

In connection with the Merger Agreement, (i) Dr. Dennis B. Gillings, CBE (“Dr. Gillings”), and certain affiliates of TPG Global, LLC (the “TPG-Q Funds”) and Bain Capital Investors, LLC (“Bain Capital” and each of the foregoing, a “Quintiles Shareholder”), who own approximately 10.7%, 8.3% and 6.0% of the common stock, par value $0.01 per share of Quintiles (“Quintiles Common Stock”), respectively, each entered into a Voting Agreement with IMS Health (each, an “IMS Voting Agreement”) pursuant to which, among other things, each Quintiles Shareholder agreed to support the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger, by voting the portion of their shares of Quintiles Common Stock over which they have the voting power to vote in favor of the Transactions; and (ii) affiliates of TPG Global, LLC (the “TPG-I Funds”), CPP Investment Board Private Holdings Inc. (“CPPIB”) and Leonard Green & Partners, L.P (“LGP” and each of the foregoing, an “IMS Shareholder”), who own approximately 33.7%, 14.2% and 5.8% of IMS Health Common Stock, respectively, each entered into a Voting Agreement with Quintiles (each, a “Quintiles Voting Agreement”) pursuant to which, among other things, each IMS Shareholder agreed to support the Transactions, including the Merger, by voting the portion of their shares of IMS Health Common Stock over which they have the voting power to vote in favor of the Transactions. The foregoing summary of the Quintiles Voting Agreement is subject to, and qualified in its entirety by, the full text of the Quintiles Voting Agreements, copies of which are attached hereto as Exhibits 10.1, 10.2 and 10.3, respectively, and are incorporated by reference herein.

The Merger Agreement was approved by the board of directors of Quintiles. It is expected that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes.

The foregoing summary of the principal terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full copy of the Merger Agreement, which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

The Merger Agreement and the above description thereof have been included to provide investors and stockholders with information regarding the terms of the agreement. They are not intended to provide any other factual information about Quintiles or IMS Health or their respective subsidiaries or affiliates or stockholders. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Quintiles or IMS Health. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Quintiles or IMS Health and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the U.S. Securities and Exchange Commission (the “SEC”).

Shareholders Agreement

In connection with the Merger Agreement, Quintiles, as the Surviving Corporation has entered into a Shareholders Agreement (the “Shareholders Agreement”) with certain of the largest post-Merger shareholders, which, effective at the effective time of the Merger, will supersede and replace Quintiles’ existing Amended and Restated Shareholders Agreement dated February 5, 2015 and Second Amended and Restated Registration Rights Agreement, dated May 14, 2013, as amended.

The parties to the Shareholders Agreement, other than the DG Shareholders (as defined in the Shareholders Agreement), have agreed to vote for individuals designated to the Surviving Corporation Board upon completion of the Merger as follows:

•	Ari Bousbib (as Chief Executive Officer of the Surviving Corporation);

•	Thomas Pike (as Vice Chairman of the Surviving Corporation);

•	one individual designated by the TPG Shareholders (as defined in the Shareholders Agreement) (until the time at which the TPG Shareholders beneficially own, as a group, less than 5% of the outstanding common stock of the Surviving Corporation);

•	another individual designated by the TPG Shareholders (as defined in the Shareholders Agreement) (until the earlier of (i) the seven year anniversary of completion of the Merger and (ii) time at which the TPG Shareholders beneficially own, as a group, more than 5% but less than 12% of the outstanding common stock of the Surviving Corporation);

•	one individual designated by each of the Bain Shareholders, the LG Shareholders and the CPP Shareholders (each as defined in the Shareholders Agreement) (each until the earlier of the day after the Surviving Corporation’s 2018 annual meeting of shareholders or the time at which such shareholder group beneficially owns less than 2.5% of the outstanding common stock of the Surviving Corporation); and

•	four individuals who are non-shareholder, independent directors.

Each of the designees of the Bain Shareholders and the CPP Shareholders, as well as one of the designees of the TPG Shareholders, must satisfy applicable independence standards of the SEC and the NYSE. The Shareholders Agreement provides for the means of filling vacancies created by the departure of designees and requiring designees to offer to tender their resignation in certain circumstances.

The Shareholders Agreement provides that Quintiles shall use its best efforts to cause Dennis B. Gillings, CBE to be elected a director of the Surviving Corporation so that he may serve as a director until the day after the 2021 annual meeting of shareholders of the Surviving Corporation and to be elected as the Lead Director through the 2018 annual meeting of shareholders of the Surviving Corporation (provided that the DG Shareholders, as a group, continue to beneficially own at least 2.5% of the outstanding common stock of the Surviving Corporation), including using its best efforts to support his nomination for the slate of nominees for a three-year term at the 2017 and 2020 annual meetings of shareholders of the Surviving Corporation.

The parties to the Shareholders Agreement, other than the DG Shareholders, have agreed that (i) for 90 days following the completion of the Merger, no such party or its affiliates will transfer any common stock of the Surviving Corporation and (ii) after such period has ended, no such party or its affiliates will, subject to certain exceptions, (x) transfer more than 1% of the outstanding common stock of the Surviving Corporation in any calendar quarter or (y) transfer any shares of the outstanding common stock of the Surviving Corporation to a third party that, to such shareholder’s knowledge, as a result of such transfer would own 10% or more of the outstanding common stock of the Surviving Corporation.

The parties to the Shareholders Agreement will have certain customary registration rights with respect to their shares of the Surviving Corporation’s common stock.

The Shareholders Agreement will automatically terminate and have no effect in the event that the Merger Agreement is terminated. In addition, the Shareholders Agreement will terminate with respect to any party thereto (i) with respect to provisions regarding the Surviving Corporation Board, at such time as the party is no longer entitled to designate a nominee, (ii) with respect to the DG Shareholders, when (a) the Surviving Corporation has fully performed its obligations thereunder or (b) upon the earlier of (1) the day after the 2021 annual meeting of shareholders of the Surviving Corporation, (2) the date that the DG Shareholders, together with their affiliates, cease to own at least 2.5% of the outstanding common stock of the Surviving Corporation or (3) the date on which the DG Shareholders have withdrawn from the Shareholder Agreement in accordance with its terms, (iii) with respect to provisions regarding registration rights, until such time as the party has sold all of its shares of common stock of the Surviving Corporation or has the ability to sell such shares pursuant to Rule 144 of the Securities Act without volume limitations (provided that the shareholder group to which such party belongs then holds less than 3% of the then outstanding shares of the Surviving Corporation) and (iv) with respect to the remainder of the Shareholders Agreement, at such time as the party no longer holds any shares of common stock of the Surviving Corporation.

The foregoing summary of the Shareholders Agreement is subject to, and qualified in its entirety by, the full text of the Shareholders Agreement, a copy of which is attached hereto as Exhibit 10.4 and is incorporated by reference herein.

Letter Agreements

In connection with the Merger, the DG Shareholders have entered into a letter agreement with Quintiles pursuant to which they have agreed that (i) for 90 days following the completion of the Merger, the DG Shareholders will not transfer any common stock of the Surviving Corporation, and (ii) following such period, until the earlier of (1) the day after the Surviving Corporation’s 2021 annual shareholder meeting (2) the date that the DG Shareholders, together with their affiliates, cease to own at least 2.5% of the outstanding common stock of the Surviving Corporation or (3) the date on which the DG Shareholders have withdrawn from the Shareholder

Agreement in accordance with its terms, neither the DG Shareholders nor their affiliates will transfer more than 1% of the outstanding common stock of the Surviving Corporation in any calendar quarter or transfer any shares of the outstanding common stock of the Surviving Corporation to a third party that, to such shareholder’s knowledge, as a result of such transfer would own 10% or more of the outstanding common stock of the Surviving Corporation, in each case subject to certain exceptions. A copy of this letter agreement is attached hereto as Exhibit 10.5 and is incorporated by reference herein.

In connection with the Merger, Mr. Bousbib has entered into a letter agreement with Quintiles pursuant to which he has agreed that for 90 days following the completion of the Merger, neither he nor his affiliates will transfer any common stock of the Surviving Corporation. A copy of this letter agreement is attached hereto as Exhibit 10.6 and is incorporated by reference herein.

Executive Employment Agreement

On May 3, 2016, Quintiles Transnational Corp., a wholly owned subsidiary of Quintiles, entered into an Amendment (the “Amendment”) to its Executive Employment Agreement, dated April 12, 2012, with Quintiles’ Chief Executive Officer, Thomas Pike (the “Original Agreement”).

The Amendment provides that Mr. Pike will serve as Quintiles’ Chief Executive Officer until the closing date of the Merger, from which point he will serve as the Vice Chairman of the Surviving Corporation.

Under the Amendment, Mr. Pike will (i) receive an annual base salary of $1.2 million, (ii) participate in Quintiles’ annual performance incentive plan, or successor plans, at a target level of 150% of his then annual base salary, prorated for any partial year of participation (except that for the year 2016 the target level will be $1,616,667), (iii) be eligible to participate in any Company equity incentive plans available to Quintiles’ executive officers, provided that in lieu of an any equity award under such plans for the calendar year 2017, Mr. Pike will be provided with an equity award in the form of restricted stock units with a target fair market value of $7 million, which award will vest, subject to acceleration in certain circumstances, in three equal quarterly installments on June 30, September 30, and December 31, 2017 and (iv) if the Merger has been completed and Mr. Pike is employed by Quintiles or the Surviving Corporation on any of the following dates, he will receive a cash payment of $600,000 on each such date: December 31, 2016, March 31, 2017, June 30, 2017, September 30, 2017 and December 31, 2017 (each, a “Merger Award”). In addition, if the Merger has been completed and Mr. Pike is employed by Quintiles or the Surviving Corporation on March 31, 2017 (the “Retention Date”), Mr. Pike will receive a cash award of $1,875,000 (the “Retention Award” and, together with the Merger Awards, the “Cash Awards”). If the Merger has been completed and Mr. Pike is employed by Quintiles or the Surviving Corporation on March 31, 2017, Mr. Pike will receive an additional cash retention payment equal to $4,609,000 (the “Additional Payment”).

The Amendment provides that if Mr. Pike’s employment were terminated due to his death or disability, he would receive (i) unpaid annual incentive for the prior year (and if termination occurred after the first quarter, prorated annual incentive for the year of termination based on actual performance), (ii) if such termination is prior to December 31, 2017, and the Merger is completed, a pro-rata portion of the total unpaid amount of the Cash Awards (if not previously paid) and (iii) if the Merger is completed (and it has not been previously paid), the Additional Payment.

The Amendment provides that if Mr. Pike voluntarily terminates his employment on or after December 31, 2017, he will be entitled to receive (i) unpaid accrued base salary and unreimbursed expenses due and (ii) earned but unpaid annual incentive for the calendar year preceding termination (and if termination occurs after the first quarter of the year, prorated annual incentive for the calendar year of termination based on actual performance). In the event Mr. Pike is terminated without “cause” or resigns for “good reason,” contingent upon his compliance with certain provisions of the Amendment, he will be entitled to receive an amount equal to (i) unpaid accrued base salary and unreimbursed expenses due, (ii) earned but unpaid annual incentive for the calendar year preceding termination (and if termination occurs after the first quarter of the year, prorated annual incentive for the calendar year of termination based on actual performance), (iii) the total of the Cash Awards (if not previously paid), (iv) the Additional Payment (if not previously paid) and (v) continued vesting of his options over the 24 month period following termination.

Under the terms of the Amendment, Mr. Pike will be subject to noncompetition and nonsolicitation covenants for a period of 36 months following the termination of his employment.

Mr. Pike has also agreed that, until December 31, 2016, without the written consent of Quintiles, he will not transfer, sell, assign or otherwise dispose of shares of Company Common Stock representing more than 30% of the shares owned by him as of the date of the Merger Agreement.

Under the terms of the Amendment, Mr. Pike waives any claims of “good reason” under the terms of any prior employment contract, plan or award as a result of the change in employment status contemplated by the Merger Agreement.

The foregoing description of the Amendment is qualified in its entirety by reference to the full employment agreement, which is filed as Exhibit 10.7 hereto, and is incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers Compensatory Arrangements of Certain Officers.

The information set forth in Item 1.01 of this Form 8-K is incorporated herein by reference.

In conjunction with the approval of the Merger, and effective upon execution of the Merger Agreement, on May 2, 2016, the Compensation and Talent Development Committee of Quintiles approved an amendment to the Quintiles Change in Control Severance Plan (the “CIC Plan”) to provide that upon acceleration of equity awards under the CIC Plan, both vested and unvested options and stock appreciation rights will remain exercisable for the remainder of their terms.

Item 7.01	Regulation FD.

On May 3, 2016, Quintiles and IMS Health issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 hereto. In addition, Quintiles and IMS Health provided supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. Copies of the slides made available in connection with the presentations are attached as Exhibit 99.2 hereto.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

See the Exhibit Index attached hereto.

Cautionary Statements Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. IMS Health and Quintiles caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to closing of the merger may not be satisfied; (iii) the ability of IMS Health and Quintiles to integrate their businesses successfully and to achieve anticipated cost savings and other synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against IMS Health, Quintiles or their respective directors, (vi) possible disruptions from the proposed transaction that could harm IMS Health’s or Quintiles’s business, including current plans and operations, (vii) the ability of IMS Health or Quintiles to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the merger, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IMS Health’s and/or Quintiles’s financial performance, (x) certain restrictions during the pendency of the merger that may impact IMS Health’s or Quintiles’s ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IMS Health’s or Quintiles’s consolidated financial condition, results of operations, credit rating or liquidity. Neither IMS Health nor Quintiles assumes any obligation to provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, IMS Health and Quintiles will be filing documents with the Securities and Exchange Commission (“SEC”), including the filing by Quintiles of a registration statement on Form S-4, and Quintiles and IMS intend to mail a joint proxy statement regarding the proposed transaction to their respective shareholders that will also constitute a prospectus of Quintiles. After the registration statement is declared effective, IMS Health and Quintiles plan to mail to their respective shareholders the definitive joint proxy statement/prospectus and may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IMS Health or Quintiles may file with the SEC. Investors and security holders of IMS Health and Quintiles are urged to read the registration statement, the joint proxy statement/prospectus and any other relevant documents, as well as any amendments or supplements to these documents, carefully and in their entirety when they become available because they will contain important information. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IMS Health and Quintiles through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IMS Health or Quintiles at the following:

IMS Health	Quintiles

Tom Kinsley	Todd Kasper
IMS Health Investor Relations	Quintiles Investor Relations
+1.203.448.4691	+1.919.998.2590
tkinsley@imshealth.com	InvestorRelations@quintiles.com

Participants in the Merger Solicitation

IMS Health, Quintiles and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding IMS Health’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in IMS Health’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on February 22, 2016, which are filed with the SEC. Information regarding Quintiles’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Quintiles’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 21, 2016, which are filed with the SEC. Additional information will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus when they become available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 3, 2016	QUINTILES TRANSNATIONAL HOLDINGS INC.

	By:	/s/ James H. Erlinger III
James H. Erlinger III
Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of May 3, 2016, by and between Quintiles Transnational Holdings Inc. and IMS Health Holdings, Inc.*

10.1	Voting Agreement, dated as of May 3, 2016, by and among Quintiles Transnational Holdings Inc. and affiliates of TPG Global, LLC.

10.2	Voting Agreement, dated as of May 3, 2016, by and between Quintiles Transnational Holdings Inc. and CPP Investment Board Private Holdings Inc.

10.3	Voting Agreement, dated as of May 3, 2016, by and between Quintiles Transnational Holdings Inc. and Leonard Green & Partners, L.P.

10.4	Shareholders Agreement, dated as of May 3, 2016, among Quintiles Transnational Holdings Inc. and the shareholders identified therein.

10.5	Letter Agreement, dated of May 3, 2016, between Quintiles Transnational Holdings Inc. and Dennis B. Gillings, CBE

10.6	Letter Agreement, dated as of May 3, 2016, between Quintiles Transnational Holdings Inc. and Ari Bousbib

10.7	First Amendment, dated as of May 3, 2016, to Executive Employment Agreement, dated April 12, 2012, between Thomas H. Pike and Quintiles Transnational Corp.

99.1	Joint Press Release issued by Quintiles Transnational Holdings Inc. and IMS Health Holdings, Inc., dated May 3, 2016.

99.2	Investor Presentation Slides, dated May 3, 2016.

*	The schedules to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Registrant will furnish copies of such schedules to the U.S. Securities and Exchange Commission upon request by the Commission.